

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

07004217

BB 3/13

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-28568

FACING PAGE
Information Requested of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/06** (MM/DD/YY) AND ENDING **12/31/06** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **ASSOCIATED SECURITIES CORP.**

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5933 W. Century Blvd., Ste. 900
(No. and street)

Los Angeles (City) **CA** (State) **90045** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John R. Lindsey, Treasurer **(310) 670-0800**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

350 S. Grand Ave. (Address) **Los Angeles** (City) **CA** (State) **90071** (Zip Code)

PROCESSED
MAR 21 2007
THOMSON FINANCIAL


SEC MAIL
RECEIVED
PROCESSING
FEB 28 2007
WASH, D.C.
202
SECTION

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John R. Lindsey, swear that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedule pertaining to Associated Securities Corp. for the year ended December 31, 2006 are true and correct. I further swear that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.



S. M. JONES
Commission # 1676376
Notary Public - California
Los Angeles County
My Comm. Expires Jun 19, 2010



Signature
Treasurer



Notary Public

This report** contains (check all applicable boxes):

(x) Independent Auditors' Report.
(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Operations.
(x) (d) Statement of Cash Flows.
(x) (e) Statement of Changes in Stockholder's Equity.
( ) (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable)
(x) Notes to Financial Statements.
(x) (g) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
( ) (h) Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (exempt from requirements see footnote #6 to the financial statements).
( ) (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (exempt from requirements see footnote #6 to the financial statements).
( ) (j) A Reconciliation, including appropriate explanations, of the Computation of Net Capital under Rule 15c3-1 (included in item (g)) and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3 (not applicable).
( ) (k) A Reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation (not applicable).
(x) (l) An Oath or Affirmation.
( ) (m) Copy of the SIPC Supplemental Report (not required).
(x) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. Supplemental Report on Internal Control (filed concurrently and included in the Public Report as a separate document).

** For conditions of confidential treatment of certain portions of this filing see Section 240.17a-5(e)(3).

Deloitte.

Deloitte & Touche LLP
350 South Grand Avenue
Suite 200
Los Angeles, CA 90071-3462
USA

Tel: +1 213 688 0800
Fax: +1 213 688 0100
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
Associated Securities Corp.:

We have audited the following financial statements of Associated Securities Corp. (the "Company"), a wholly owned subsidiary of Associated Financial Group, Inc., for the year ended December 31, 2006 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Associated Securities Corp. at December 31, 2006, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934 of Associated Securities Corp. as of December 31, 2006 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. This schedule is the responsibility of the Company's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 16, 2007

ASSOCIATED SECURITIES CORP.
(A Wholly Owned Subsidiary of Associated Financial Group, Inc.)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS

CASH AND CASH EQUIVALENTS	$ 3,602,567
INVESTMENTS—At estimated fair value	1,483,288
COMMISSIONS AND ADVISORY FEES RECEIVABLE	572,666
DEFERRED TAX ASSET	290,505
OTHER RECEIVABLES	419,748
PROPERTY, Net of accumulated depreciation of $691,800	452,991
OTHER ASSETS	304,633
TOTAL	$ 7,126,398

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Commissions payable	$ 1,227,604
Accounts payable and accrued expenses	1,008,449
Payable to Parent	1,092,225
Total liabilities	3,328,278
COMMITMENTS AND CONTINGENCIES (Note 9)	
STOCKHOLDER'S EQUITY:	
Common stock, no par, with $1 stated value—1,484 shares authorized, issued, and outstanding	630,000
Additional paid-in capital	930,000
Retained earnings	2,238,120
Total stockholder's equity	3,798,120
TOTAL	$ 7,126,398

See notes to financial statements.

Deloitte.

Deloitte & Touche LLP
350 South Grand Avenue
Suite 200
Los Angeles, CA 90071-3462
USA

Tel: +1 213 688 0800
Fax: +1 213 688 0100
www.deloitte.com

February 16, 2007

Associated Securities Corp.
222 N. Sepulveda Blvd., Suite 1800
El Segundo, California 90245

In planning and performing our audit of the financial statements of Associated Securities Corporation (the "Company") as of for the year ended December 31, 2006 (on which we issued our report dated February 16, 2007), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte + Touche LLP

END